

March 5, 2015

Ward M. Klein
Chief Executive Officer
Energizer Holdings, Inc.
533 Maryville University Drive
St. Louis, Missouri 63141

> **Re:**   **Energizer Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2014**
> **Filed November 18, 2014**
> **File No. 001-15401**

Dear Mr. Klein:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2014

1.   We note that although the Form 10-K and Exhibit 13.1 each include a table of contents referring to page numbers, the documents filed on EDGAR included no pagination. To enhance an investor's reading of the filing, please consider including page numbers in your future submissions.

Exhibit 13.1

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2014 Summary

2.   In the fourth bullet point of the second paragraph of this section you present a non-GAAP measure of the increase in SG&A adjusted for "one-time unusual items" as a percentage of net sales. You indicate that the one-time unusual items are acquisition, integration, spin-off and restructuring related costs, but we note that you have recorded similar costs in the last three fiscal years. Item 10(e)(1)(ii) of Regulation S-K prohibits adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Please explain why you believe these adjustments are non-recurring in nature or revise similar presentations in future filings to refrain from characterizing these adjustments as "non-recurring." Please refer to question 102.03 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretation, available at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

3.   In addition, please revise similar presentations of this measure to provide the disclosures and reconciliations required by Item 10(e) of Regulation S-K.

Liquidity and Capital Resources

4.   You disclose that your unrepatriated cash balances are generally available without legal restrictions to fund ordinary business operations. Please explain to us how you are able to access the cash for ordinary operations without repatriation.

Contractual Obligations

5.   With respect to your purchase obligations, we note the discussion of the types of purchase obligations not included in the table in the paragraph following the table. Please tell us how you considered the definition of purchase obligations in Item 303(a)(5) (ii)(D) of Regulation S-K.

Critical Accounting Policies

6.   In the opening paragraph of the section you refer to critical accounting policies related to creditworthiness of customers and legal and environmental matters but we note no discussion in this section of the estimates and assumptions used in preparing these financial statement amounts. Please explain how you considered these critical accounting policies in your disclosures.

Item 8. Financial Statements

Consolidated Statements of Cash Flows

7.   Please identify and quantity for us the significant components of the "Other non-cash charges" and the "Other, net" captions in the cash flows from operating activities section.

Note 2. Summary of Significant Accounting Policies

8.   In future filings please disclose your accounting policies for income taxes. See FASB ASC 235-10-50-1.

Revenue Recognition

9.   With respect to your sun care product returns, we note that you reduce sales and cost of sales and establish a reserve for anticipated returns that generally occur from September through January. Please tell us whether you also evaluate the valuation of the inventory that may be returned. For example, discuss how you consider whether expiration dates for the product may affect its value upon return.

Advertising and Sales Promotion Costs

10.   Please revise future filings to disclose the total amount charged to advertising expense for each income statement presented in accordance with FASB ASC 720-35-50-1(b).

Note 5. Restructuring

11.   In future filings, please present the roll-forward of the restructuring-related liabilities required by FASB ASC 420-10-50-1.b.2 for each period in which an exit or disposal activity is initiated and any subsequent period until the activity is completed.

Note 17. Environmental and Legal Matters

12.   You disclose that you believe your liabilities related to pending legal proceedings and other legal claims are not reasonably likely to be material to you taking into account established accruals for estimated liabilities. Please clarify for us whether you have made accruals for these liabilities in the reported periods and, if so, tell us how you considered the disclosures required by FASB ASC 450-20-50-1 and 50-2.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Li Xiao at (202) 551-4391 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant